



Company Name	Stareable
Logo	STAREABLE
Headline	Watch outside the box

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photo**



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Pitch text

Summary

- 6,000 creators on the platform with new shows every day
- $120,000 in revenue to date, growing to >$750,000 in 2020
- Partnerships with HBO, Comedy Central, VICE, Warner Brothers, PBS, & more
- Reaching 50M creators worldwide; a $12.5B market opportunity
- $700,000 raised, including institutional investors and family offices
- Legendary web series creator Bernie Su (3 Emmys) is an investor
- Team is comprised of Yale and Bridgewater alumni

Problem

Building an audience has never been harder

Video creation has exploded online but building an audience has never been harder. Platform algorithms make discovery unpredictable, and marketing channels are expensive, distributed and difficult to centrally manage. None of this helps original creators meet fan demand for authentic, personalized engagement. **50M digital video creators are desperately trying to sustainably create.**

SUPPORTING CREATORS

The internet has made it easy to distribute creative work to millions of people, but no one has figured out how to help creatives make a sustainable living.

In the arts, there is an army of middle men that exist between the artist and the fan. Each person in the middle takes a cut of each dollar made by the artist. We want to see more startups that are building a direct pipeline from artist to fan.

We believe there are ways to build more creator-friendly platforms, and we're interested in seeing projects that make it easier for artists to raise funding, track consumption of their work and prevent piracy.



Y Combinator identified
SUPPORTING CREATORS as a
key investment theme

Solution

We help creators build, engage, and monetize their audiences

Stareable makes it easy for creators to attract audiences and grow their reach all on one free platform. We help creators offer freemium experiences to their audiences, letting them pair their free-to-view shows with premium options in one easy-to-manage destination. We also provide a growing user community forum for creators to share ideas, get advice, and connect virtually.


ANALYZE, TIER, AND TARGET
Creators embed their content* and create data-driven tiers of superfan experiences.
ENGAGE
Creators onboard cast & crew** and leverage their networks to amplify communication, and access a broader audience.
*
By embedding content from major hosting platforms (YouTube, Vimeo, Facebook), we don't compete with them.
REWARD
Audiences and superfans come to Stareable to access free and paid content.
**
On average, creators add 8 cast and crew members to their shows.

Product

One platform for creators and fans

Our primary product is an **audience-building platform**, making it easy for creators to share their series, reach new audiences, and monetize their projects.

Creators use Stareable to distribute their shows:


FEMALE-LEAD
LGBTQ
MENTAL HEALTH
MOCKUMENTARY
MILLENNIAL
LOS ANGELES
DRY
ROOMMATES
VLOG
CEREBRAL
SUPERNATURAL
RECENTLY ADDED
HIGHEST RATED
TRENDING
STAFF PICKS
Sam and Pat are DEPRESSED
Sam and Pat are Depressed
Comedy
#LoveMyRoomie
Comedy
Toymakers
Comedy


Season 1 Trailer
Meet Sam and Pat
Season 1 Episode 1
I Think I'm Depressing My Therapist
Season 1 Episode 2
Breaking in a New Therapist
Season 1 Episode 3
What Does Your Therapist Think of Me?
Season 1 Episode 4
Am I Being Rude to My

Grow their following:


Where do you want to publish this update?
Sam and Pat are Depressed
@_UndeadBurrito_
Undead Burrito Productions
Who do you want to notify?
Notify all Cast & Crew
Andrew Williams
Masha Danilenko

Leveraging our social media dashboard to manage and amplify marketing on Twitter, Facebook, and Stareable.

And monetize their content:


Bri Castellini
Jan. 25, 2019 | 12:00 PM
$10 TIER
Become a $10/month Supporter to Unlock
Bri Castellini
Jan. 25, 2019 | 12:00 PM
ALL TIERS
Hey Supporters! We're excited to give you **early access** to our latest episode of Sam & Pat! Check out the video below and let us know your thoughts on Twitter. We can't wait to...
Read more
1

Building freemium experiences for their most-engaged fans by putting premium content behind paid monthly subscriptions.

Stareable Fest:

We run one of the top indie TV festivals in the country, **Stareable Fest.** Our festival is on its way to becoming the **Sundance of TV,** with top tier logos like Adobe, Dropbox, Kickstarter, Shutterstock, and Brooklyn Brewery as 2019 sponsors, and an industry marketplace that has featured

senior executives from **HBO, Comedy Central, Vice, Warner Bros, PBS and more**. This past year, two of our award winners were acquired by major Hollywood organizations and we are on our way to establishing revenue-generating partnerships with **major networks and studios in 2020.**

Traction

6,000 creative contributors

Stareable is now the largest platform dedicated to web series content. We have 6,000 creators on the site and have driven **$120K in revenue through our industry-leading festival**. Not only that, we've entered into partnerships with some of the biggest names in media, like **HBO, Comedy Central, NBC, Bustle, Vice, and PBS.**





Top creators also flock to Stareable to engage with our growing list of industry partners:

     

Customers

Home for content creators

Our primary users are web series creators found on YouTube, Vimeo, or other major hosting platforms but we also increasingly work with the biggest organizations in Hollywood to help them source innovative new talent. **Broad City, High Maintenance, Girls, and Insecure all started out as web series and are now thriving at premier networks like HBO and Comedy Central.** We are actively elevating the next generation of creators to help them connect with both their online fans and potential acquirers of their content.



Business Model

A freemium-based marketplace

We give creators access to our platform for free, making money from a variety of fan-driven engagements, such as merchandise, live event ticketing and subscriptions for premium content. We take a percentage of all fan purchases and work closely with our creators to ensure they are monetizing the right opportunities to earn through our platform.

Creators leverage our tiers of superfan experiences to monetize their most-engaged fans. These features include:



Market

50M creators worldwide

It's no secret that some of the most effective creative channels on YouTube make a lot of money. According to YouTube, there are over **50M creators worldwide** reaching a potential **$12.5B addressable market**.

50M creators worldwide, per YouTube

FEATURE:	TAM:
Digital subscriptions	$3.5B
Live event ticketing	$5B
Merch	$4B

Our 18-month roadmap targets a $12.5B TAM

PEER VALUATIONS:	
Shopify	$21B
Etsy	$8B
Squarespace	$1.7B
Twitch	$1B

Competition

Outpacing the competition

Stareable is the only platform of its kind that helps monetize web series projects while also providing audience management tools for creators. This means we are engaging audiences and filmmakers across channels and marketplaces.

The Competition

	STAREABLE	PATREON	drip BY KICKSTARTER	INDIEGOGO
MARKETPLACE	✕			
CONTENT DISTRIBUTION	✕			
ENABLE MEMBERSHIP TIERS	✕	✕	✕	
ACCESS REWARDS IN-PLATFORM	✕			
AUDIENCE MANAGEMENT TOOLS	✕	✕	✕	✕
ENGAGES WITH MAINSTREAM TV	✕			

Vision

The future of web entertainment

The future of content creation and consumption are online and Stareable's platform and festival are benefitting from these accelerating trends. We are raising $1M in funding to build on our lead within the web series space, adding developers and a new marketing lead to drive faster growth. **This raise will allow us to hit break-even profitability within the next 18 months.**



Investors

Existing investors include:

- Michael Y. Chow, a serial entrepreneur and VC in media and tech. Michael has been an executive producer for award-winning films like *Sorry to Bother You* and *Fruitvale Station*.
- 3x Emmy winning web series creator Bernie Su. Bernie won his latest Emmy for Twitch's first-ever scripted show, *Artificial Next*.

New investors in this round:

- $250,000 from Jim Leitner, the legendary macro hedge fund investor
- Ariel Lebowits, co-founder and Head of M&A for OLX

We already have 50% of our round closed and/or committed.

Founders

The Team



AJAY KISHORE FOUNDER AND CEO
Fellow at IFP (largest US indie filmmaking org);
ran $200M equity fund; Yale/Bridgewater alum



JOHN LANGHAUSER CTO
Co-founded AdhereTech (a leading digital
pharmaceutical adherence startup) as CTO;
Yale/Bridgewater alum

Board & Advisors

MICHAEL Y. CHOW INVESTOR AND BOARD MEMBER
Serial entrepreneur and VC in media and tech

BERNIE SU INVESTOR AND BOARD MEMBER
2-time Primetime Emmy-winning web series creator

BING CHEN STRATEGIC ADVISOR
Former head of YouTube's global digital creator
ecosystem

Team

	Ajay Kishore	Founder	Ajay is a fellow at IFP, the largest independent filmmaking non-profit in the US and spoken at a dozen premier web series and film festivals. He is a Yale and Bridgewater alumni and previously managed a $200M equity fund
	John Langhauser	CTO	John Langhauser has a BS in EE/CS and an MS in CS from Yale and was a developer at Bridgewater for 4 years. He co-founded AdhereTech, a rapidly growing smart cellular-connected pill bottle startup with a dozen major pharma customers, as their CTO.
	FiFi Zhang	Design Lead	
	Nate Hageman	Festival Sponsorship Sales Lead	

Perks

$100	Get a shout-out in our monthly community newsletter that goes to thousands of creators and their fans
$500	An all-access Industry pass to Stareable Fest 2020 in NYC (travel not included)
$1,000	Join our product council and be part of monthly conversations about our strategy and roadmap
$5,000	Demo new features and products before they go live and offer valuable feedback on how to improve them
$10,000	1:1 Q&A call + invite to ongoing interactive semi-annual investor meetings (via Zoom/Google Hangout)
$25,000	An invitation to the closing dinner for Stareable's next priced round of equity financing

FAQ